During the period covered by this report, issues were presented to the Members of record for their vote at a Special Meeting of Shareholders on November 28, 2017.

The record date for determination of Members entitled to vote was September 29, 2017. As of the record date there were outstanding 273,970 shares of the Funds Common Stock, constituting all of the outstanding voting securities of the Fund.
Each such share was entitled to one vote. At the Meeting, the holders of 155,533 shares, or 56.77%, of the Funds Common Stock were represented in person or by proxy, constituting a quorum.

For all Proposals, percentages shown are based on the number of the outstanding voting securities of the Fund. The issues presented and the results of the voting thereon are as follows:

The Proposal - At the Special Meeting, a vote by ballot was taken for the approval to approve the investment management agreement between FEG
Investors, LLC and FEG Absolute Access Fund I LLC.
The Inspector of Elections conducted the voting and counted and determined the number of shares of Common Stock voted with respect to the proposal and do hereby declare and certify that the votes cast for the approval of a new investment advisory agreement between FEG
Investors, LLC and the Fund were as follows:

Votes For
155,533 (56.77%)

Votes
Against
0 (0%)

Votes
Abstaining
118,437 (43.23%)